UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

26 July 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Further details on the structural separation of Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 26 July 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

26 July 2011

Further details on the structural separation of Telecom

Telecom and the Ministry of Economic Development (MED) have today published a range of documents that provide further information on the structure of New Zealand’s telecommunications industry in the event that Telecom structurally separates.

Telecom has said that, subject to shareholder and bondholder approval, it will separate Chorus into a stand-alone business “New Chorus” via a demerger. Separation will enable New Chorus to participate in the Ultra-fast Broadband initiative.

“Telecom will be the first comparable telco in the world to undergo structural separation, and unpicking such a complex business is a massive undertaking,” said Paul Reynolds, Telecom CEO.

“We believe we are now well positioned to deliver a stand-alone New Chorus business in a timely and effective manner, while also ensuring there is no disruption to services or unnecessary cost created for the industry.”

The documents released today include:

•	Details of the Telecom assets and liabilities that will be transferred to New Chorus during the demerger

•	The associated commercial sharing arrangements between New Telecom and New Chorus

•	The Deeds of Open Access.

Last week Chorus also published a Wholesale Services Agreement (WSA) for consultation, which provided additional detail to the industry on the features and pricing of New Chorus’ proposed fibre products.

“The release of this information is the continuation of a long-running MED process on structural separation, which has included extensive industry consultation,” said Mark Ratcliffe, CEO Chorus.

“In addition to the publication of the Deeds of Open Access, and last week’s publication of the Chorus WSA, we felt voluntary, early and detailed publication of the asset split would provide the industry with valuable certainty, and better inform the consultation process for both the WSA and the Deeds of Open Access.”

The Asset Allocation Plan (AAP) is now subject to final approvals, including approval by the Minister for Communications and Information Technology, Steven Joyce.

The Deeds of Open Access are now subject to industry consultation, with the MED seeking written submissions on the deeds by 12 August 2011.

Deeds of Open Access

On the day of demerger, Telecom’s Undertakings on Operational Separation will be revoked, and replaced with three Deeds of Open Access.

The purpose of the deeds is to ensure the principles of non-discrimination and equivalence that were put in place through operational separation are maintained by New Chorus following structural separation, in line with the recent amendment to the Telecommunications Act 2001.

“As structural separation marks a fundamental shift to the industry structure, the principles of a level playing field and non-discrimination and equivalence will shift to the newly-demerged Chorus business,” said Mr Ratcliffe.

“Non-discrimination and equivalence have been in Chorus’ DNA since its establishment as a business unit in 2008, and we look forward to being the industry’s fibre partner on this basis.”

Drafts of the deeds are available on the MED website:

•	Deeds of Open Access – Copper

•	Deeds of Open Access – Fibre

•	Deeds of Open Access – RBI

http://www.med.govt.nz/templates/StandardSummary        46182.aspx

Asset Allocation Plan

The AAP outlines the basis for splitting Telecom’s assets and liabilities between New Chorus and New Telecom on demerger. The document is available at: http://investor.telecom.co.nz/phoenix.zhtml?c=91956&p=irol-ufb

The AAP document includes the allocation of more than 270,000 individual fixed assets between the two companies, with those assets grouped under more than 100 headings.

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Telecom has said that its objective when undertaking the split of its assets is to create two sustainable companies, along with meeting the requirements of the Telecommunications Act.

Following the demerger, New Chorus’ key assets will include:

•	Local access fibre, copper and physical infrastructure and buildings throughout NZ

•	Local access electronics and aggregation

•	Operating Support Systems (OSS)/ Business Support Systems (BSS) for managing wholesale service provider customers.

Following the demerger, New Telecom’s key assets will include:

•	Service platforms for voice and data applications

•	Mobile network

•	The necessary national network, physical sites to accommodate service platforms and connect together to provide end to end services

•	OSS/BSS for managing and provisioning end to end services

•	Sales/distribution channels and brand

•	Investment in overseas assets, including AAPT and the 50% stake in the Southern Cross Cable.

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Sharing arrangements

The AAP also outlines arrangements that will exist between New Chorus and New Telecom in circumstances where duplication of assets would drive additional cost and complexity into the industry.

While there will be no joint ownership of any assets, certain assets will be used by both entities. Those arrangements are designed as commercial arm’s length agreements and they will be subject to oversight by the Commerce Commission. The arrangements are summarised in the AAP.

“Sharing of some assets, under robust arm’s length agreements, is a pragmatic and sensible solution that ensures the industry continues to receive reliable services and avoids unnecessary duplication and waste,” said Mr Ratcliffe.

“These agreements enable the timely establishment of New Chorus as a stand-alone business, and maximise the significant investment already undertaken in system separation through operational separation, rather than everyone in the industry rebuilding entirely new systems for legacy products and services.”

The principles supporting the sharing arrangements are:

•	Ensuring a level of service that is consistent with pre-demerger

•	Ensuring that New Telecom is neither advantaged nor disadvantaged relative to other Retail Service Providers.

•	Ensuring that New Chorus does not have interests downstream that could affect its position as a wholesale provider of services only.

There are significant penalties if either New Telecom or New Chorus breaches the principles of the sharing arrangements.

Mechanics of the asset split

If approved, the process of the asset split broadly involves the following steps:

•	Establishing New Chorus as a stand-alone company, initially as a wholly owned subsidiary of Telecom

•	Transferring network and other assets from existing Telecom companies to New Chorus

•	Allocating other rights, obligations and liabilities from existing Telecom companies to New Chorus

•	Structurally separating the two companies by distributing Telecom’s shares in New Chorus to Telecom’s shareholders – so that Telecom itself has no ownership interest in New Chorus.

The demerger of Telecom is subject to shareholder and bondholder approval, and further information will be provided to shareholders prior to a shareholder vote.

The demerger of Telecom will be implemented through a High Court-approved scheme of arrangement process set out in the Companies Act.

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Table of fixed assets:

Asset groups allocated to New Chorus	Asset groups allocated to New Telecom	Assets groups to be allocated between New Chorus and New Telecom

Passive copper network

Transport copper cable

MDF

Active cabinet shells

Access HDSL/SHDSL/HDB3

PCM30 transport

PDH FOTS access

SDH FOTS access

Access DMR

CMAR

Country sets

Media converters

PON cabinets

GPON shelves line cards

GPON HONTs

Access small pair gain

ADSL, DSLAM, DSL

Voice and ISDN Mux

Submarine cables other

Network firewalls

Satellite earth station

Mobile radio towers, antennas and feeders

CDMA base stations

CDMA switches hardware

CDMA switches software

WCDMA core hardware

WCDMA core software

WCDMA base stations

Other mobile

VoIP hardware

VoIP software

PSTN/ISDN/IN

PSTN/ISDN hardware

PSTN/ISDN software

IN, VSP, VCC hardware

IN, VSP, VCC software

ATM

Legacy data networks

IPNet

Broadcast transport

Access broadcast

CBR data access

CPE voice equipment

CPE managed networks

CPE data equipment

ISDN NTUs

Payphones

Submarine cable IRUs

Goodwill

Ducts and manholes

Fibre optic cable

Radio towers

PDH FOTS transport

SDH FOTS transport

DWDM transport

Transport DMR

Transport radio antennas and feeders

Network routers hardware

Network routers software

Building services

Power systems: general

Power systems: access derived systems

Tools and plant

Freehold land

Land site costs

Buildings

Property fit-outs

Motor vehicles

Office equipment

Furniture

Spectrum licences

Land easements

Land licences

IT Hardware and

Software

ENDS

For media queries, please contact:

Ian Bonnar

+64 (0) 27 215 7564

Or

Mark Watts

+64 (0)27 250 4018

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